SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 000-08281
                           NOTIFICATION OF LATE FILING

(Check One):    [ ] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
                [_] Form N-SAR

                For Period Ended: June 30, 2004

      [_]   Transition Report on Form 10-K
      [_]   Transition Report on Form 20-F
      [_]   Transition Report on Form 11-K
      [_]   Transition Report on Form 10-Q
      [_]   Transition Report on Form N-SAR
            For the Transition Period Ended:  _________________________
      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Wireless Frontier Internet, Inc.
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Full Name of Registrant

Fremont Corporation
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Former Name if Applicable

104 West Callaghan
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Address of Principal Executive Office (Street and Number)

Fort Stockton, Texas 79735
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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[ ]         (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The registrant has expended significant management time in seeking additional financing. While a portion of the financing closed in July 2004 and another portion closed in August 2004, the Company continues to be engaged in seeking additional financing as part of this transaction. As a result, the Company could not complete the required review of the Company's financial information without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

      The registrant believes at this time that its Form 10-Q will be filed within the grace period provided for under Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification
      Alex Gonzalez                     432                 336-0336
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          (Name)                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

                10QSB - for the quarter ended March  2003
                10QSB - for the quarter ended June  2003

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                        Wireless Frontier Internet, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17 , 2004                         By: /s/ Alex J. Gonzalez
                                                  ---------------------------
                                               Name:  Alex J. Gonzalez
                                               Title: Chairman and CEO

(Form 12b-25-07/98)




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